                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

June 25, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:               Christine Davis
Mark P. Shuman
Morgan Youngwood
Matthew Crispino

Re:	Taleo Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed April 30, 2009

File No. 000-51299

Ladies and Gentlemen:

Taleo Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 5, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (File No. 000-51299) filed with the Commission on April 30, 2009 (the “Form 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 56

1.
Please describe for us, in reasonable detail, how you were able to conclude that your internal controls over financial reporting were effective as of December 31, 2008.  In this regard, we note that on February 20, 2009, subsequent to your year end, you concluded that restatement of previously issued financial statements was warranted.  It would appear that this determination would require you to re-assess your conclusion regarding your internal controls over financial reporting as of December 31, 2008.  As part of your response, please provide us with a timeline explaining when you identified

                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
June 25, 2009

the material weakness, when the remediation steps were put in place and when you determined that the material weakness had been remediated.

As a result of our review of our historical revenue recognition policies discussed below, we determined in November 2008 that we had a material weakness in our internal control over financial reporting at September 30, 2008 as set forth in Part I, Item 4 of our quarterly report on Form 10-Q for the quarter then ended (the “Q3 2008 Form 10-Q”). As a consequence of such determination, we implemented the remediation steps set forth in Part II, Item 9A of our annual report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) prior to year-end. As a result of the remediation of these controls prior to year-end, we determined that our internal controls over financial reporting were operating effectively at December 31, 2008.

Chronology of Events

•
On November 6, 2008, our independent auditors informed us of their concerns with our historical revenue recognition practices. The precise issues that had been called into question as of November 2008 were our conclusions relative to the application of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Element Deliverables (“EITF 00-21”) that (1) the application component of our multi-elements arrangements was the delivered element under EITF 00-21, (2) that delivery of the application occurred when access to our on-line software solution was provided to the customer, and (3) that our consulting services had standalone value.

•	On November 7, 2008, our auditors informed us that they could not complete their review for the quarter ended September 30, 2008 prior to resolution of their concerns.

•
On November 10, 2008, we issued a press release, which was reviewed by our auditors before release, describing the issues called into question by our auditors and announcing that we would not timely file our Q3 2008 Form 10-Q.

•
On November 13, 2008, our auditors shared with management and our board of directors their view that providing our customers with access to our on-line solution did not constitute delivery of the application component of our multi-element arrangements for purposes of EITF 00-21, and that the appropriate view under EITF 00-21 was that our applications were delivered continuously over the terms of our subscription agreements. The determination of whether delivery of the application component occurs at the time the customer is provided access to the on-demand application or is continuously delivered would impact only our historic policy of accounting for our consulting services arrangements as a separate unit of accounting and recognizing the associated revenue on the basis of proportional performance, and did not change our historical policy of recognizing application revenue over the term of the arrangement.

                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
June 25, 2009

•
Contemporaneous to these discussions with our auditors, we engaged an outside advisor, John Dirks, to advise us on the correct interpretation and application of EITF 00-21 for the software-as-a-service, or SaaS, business model.  Mr. Dirks is a former National Office Partner of PricewaterhouseCoopers LLP and former member of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, the Emerging Issues Task Force of the Financial Accounting Standards Board, and the AICPA Task Forces regarding various accounting topics, including the AICPA Task Force on Software Revenue Recognition.

•
In early December, management concluded that our historical position on application delivery was incorrect and that delivery of the application component is not achieved, for purposes of EITF 00-21, when the customer is provided access to the application.  Our  realization that our historical position on application delivery was incorrect, highlighted to us the need to also consider whether we had sufficient evidence to establish fair value for our application in our multi-element arrangements. As a result, in December 2008 we changed our order to cash and revenue processes to include the correct interpretation of application delivery in the context of the SaaS business model and to include, on a continual basis, a review of the terms of our contracts to evaluate the consistency of our pricing of contracts to consider whether fair value of contract elements exist.  In December 2008 we also revised our process for determining which of our consulting engagements should be deemed to have been sold separately from our applications.

•	From December 2008 to February 23, 2009, we performed an analysis of our contracts to evaluate whether or not we had fair value for our application services in each arrangement.

•
On February 23, 2009, we announced that our previously issued financial statements for the years ended December 31, 2006 and 2007, and the interim financial statements for the quarters ended March 31, 2008 and June 30, 2008 would be restated.  We determined that recognition of consulting revenue as a separate unit of accounting in a multi-element arrangement, pursuant to EITF 00-21, was not appropriate in a minority of our multi-element customer arrangements in which application services and consulting services were sold in the same arrangement because we did not have sufficient evidence of fair value for the application services in those arrangements.  Additionally, we determined that as of January 1, 2006, it would have been appropriate to recognize revenue from setup fees, an element of our application revenue, over an expected attribution period longer than the typical three year term of our agreements, as had been the Company’s practice.

•
On February 27, 2009, we provided a pre-clearance submission to the Commission’s Office of the Chief Accountant (“OCA”). While we had not contemporaneously maintained our fair value analysis during the relevant periods, we concluded that sufficient evidence did exist to determine that fair value existed with respect to the

                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
June 25, 2009

application component in the majority of our multi-element arrangements, and thus that our historical accounting treatment of the majority of our arrangements was correct. However, we also realized that the determination of whether fair value exists is a very subjective judgment, based on the particular facts and circumstances, and accordingly we sought the views of the OCA.

•
Discussions between management, our independent auditors and OCA staff took place over the ensuing weeks and concluded on March 18, 2009 when the OCA communicated that it did not agree with our position on the establishment of fair value for the application component of our multi-element arrangements.

•
On March 23, 2009, we announced that we had completed our review of our revenue recognition practices, and as a result of this review, would restate certain financial statements and defer to future periods $18 million of consulting services revenue previously recognized through June 30, 2008.

Our Conclusions and Disclosure

In our Q3 2008 Form 10-Q, we acknowledged a control deficiency in the application of applicable accounting literature related to revenue recognition that constituted a material weakness in our internal control over financial reporting as of the end of the period.  The control that failed related to our error in the interpretation of generally accepted accounting principles (“GAAP”), specifically the application of EITF 00-21 to our software-as-a-service business model.

As discussed above under “Chronology of Events”, prior to December 31, 2008, we engaged an outside advisor to assist in our analysis and interpretation of EITF 00-21 to our business model.  As a result of that analysis and our discussions with our auditors, we changed our order to cash and revenue processes to include the correct interpretation of application delivery in the context of the SaaS business model and an analysis of whether application fair value exists in each of our multi-element arrangements in order to determine whether the elements should be viewed as separate units of accounting under EITF 00-21.  We also revised our process for determining which of our consulting engagements should be deemed to have been sold separately from our applications.  These are the remediation steps we described in Part II, Item 9A of our 2008 Form 10-K, and they occurred prior to December 31, 2008.  The application of these revised controls to all of our historical transactions extended into 2009, but the application of our controls beyond December 31, 2008, we respectfully submit, does not negate our conclusion that these controls were in place and effective as of December 31, 2008. The key difference in the assessment of our controls as of September 30, 2008 and December 31, 2008 is that as of September 30, 2008, we were not aware of the correct interpretation of the term “delivered,” as it applied to our business model (we believed we had delivered the application services when we had provided application access to our customers), whereas as of December 31, 2008, as a result of our remediation efforts, we were aware of the correct interpretation (we were continuously delivering such application services over the subscription period).  We therefore knew that in order to properly close our books each quarter, we

                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
June 25, 2009

would have to analyze our transactions to determine whether or not we had sufficient evidence of the fair value of this undelivered element.  Note that paragraph 26 of Auditing Standard No. 5 “An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements” indicates that because the annual period-end financial reporting process, which includes, among other items, procedures related to the selection and application of accounting policies, normally occurs after the “as-of” date of management’s assessment, those controls usually cannot be tested until after the as-of date.  Therefore we believe that the fact that our ultimate conclusion concerning application fair value for all of our arrangements was reached after December 31, 2008 does not negate our belief that we had effective controls concerning the application of GAAP as of that date.

Item 9A.                      Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 104

3.
We note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective to ensure that the information you are required to disclose in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  Please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2008 when your Form 10-Q for the quarterly period ended September 30, 2008 and your annual report on Form 10-K were not filed within the prescribed time periods.

Please note that the Company’s assessment with respect to disclosure controls and procedures for the quarter ended September 30, 2008 was that our disclosure controls and procedures were not effective as of September 30, 2008 to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  See Part I, Item 4 of our Q3 2008 Form 10-Q.  This is also the period in which we determined that an unremediated material weakness existed in our internal control over financial reporting.  As of the end of the September 30, 2008 period, we had not identified the errors in our interpretation of EITF 00-21, as discussed in our response to comment 1 above.  As a result, we concluded that our disclosure controls and procedures were not effective.

During the period ended December 31, 2008, as described in more detail in our response to comment 1 above, we had identified the need to consider fair value for the application revenue component of our multi-element arrangements in order to correctly apply EITF 00-21.  Based on our revised understanding of EITF 00-21, we had made corresponding adjustments to our controls by December 31, 2008.  In coming to the conclusion that our disclosure controls and procedures were

                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
June 25, 2009

effective as of December 31, 2008, we considered, among other things, the impact of the restatement of prior period financial statements and the effectiveness of the relevant internal controls over financial reporting as of December 31, 2008 as discussed in response to comment 1 above.  Management concluded that our internal control over financial reporting, components of which are included in disclosure controls and procedures, were effective as of December 31, 2008.

In addition, in determining that our disclosure controls and procedures were effective at December 31, 2008 we also considered (1) the timeliness and thoroughness of our response to our auditors request to review our policies as set forth in the “Chronology of Events” described in our response to comment 1 above, (2) the timeliness and content of our relevant public disclosures on November 10, 2008, February 23, 2009 and March 23, 2009, (3) our pre-clearance submission to the OCA, and (4) the communications with and concurrence of our Audit Committee in the actions taken by management throughout the review and relevant period.  Finally, we believe that our disclosure controls and procedures were in place and effective so as to have allowed us to timely file our 2008 Form 10-K.  However, for the reasons noted above, we submitted our pre-clearance request to the OCA on February 27, 2009 in order to have more certainty as to our accounting treatment.  We respectfully submit that the ultimate delay in filing our 2008 Form 10-K and our ultimate determination to further restate prior periods does not preclude our determination that our disclosure controls and procedures were effective at December 31, 2008.

* * * * *

                     925.452.3000 //www.taleo.com
                                                     4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
June 25, 2009

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments regarding the Company’s responses to the undersigned at (925) 452-3648.  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (925) 452-3027, as well as to Mark A. Bertelsen and Jose F. Macias of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

TALEO CORPORATION

/s/ Katy Murray
Katy Murray Chief Financial Officer

cc:           Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation